Filed Pursuant to Rule 424(B)(3)
Under the Securities Act of 1933

PROSPECTUS DATED APRIL 16, 2007

Registration No. 333-138188

The Singing Machine Company, Inc.

9,882,464   SHARES OF
COMMON STOCK

This prospectus relates to the resale by the selling stockholders, who invested in our common stock in July 2006 and August 2006, of up to 9,882,464  shares of our common stock. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions.

The selling stockholders may be deemed underwriters of the shares of common stock, which they are offering. We will pay the expenses of registering these shares. We will not receive any proceeds from the sale of shares of common stock in this offering. All of the net proceeds from the sale of our common stock will go to the selling stockholders

Our common stock is registered under Section 12(b) of the Securities Exchange Act of 1934 and is listed on the American Stock Exchange under the symbol "SMD". The last reported sales price per share of our common stock as reported by the American Stock Exchange on October 24, 2006, was $0.33 per share.

INVESTING IN THESE SECURITIES INVOLVES SIGNIFICANT RISKS

SEE "RISK FACTORS" BEGINNING ON PAGE 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Page
Where You Can Find More Information	5
Incorporation of Documents By Reference	5
Summary	6
Risk Factors	7
Forward-Looking Statements	12
Use of Proceeds	13
Selling Stockholders	13
Plan of Distribution	14
Description of Securities Being Registered	16
Legal Matters	16
Experts	16

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 under the Securities Act of 1933, as amended, relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of The Singing Machine Company, Inc., filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

We are subject to the informational requirements of the Securities Exchange Act of 1934 that require us to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the SEC at 100 F Street N.E. Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at 100 F Street N.E. Washington, D.C. 20549 at prescribed rates. The public could obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC's Internet website at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to 'incorporate by reference' the information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Because we are incorporating by reference our future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some or all of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of our common stock registered under this prospectus.

● our annual report on Form 10-K for the fiscal year ended March 31, 2006 filed with the SEC on July 14, 2006;

● our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2006 filed with the SEC on August 14, 2006;

● our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2006 filed with the SEC on November 20, 2006;

● our current reports on Form 8-K filed on December 22, 2006, October 6, 2006, October 4, 2006, September 6, 2006, August 14, 2006, July 31, 2006, and July 25, 2006; and

● the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on March 2, 2001.

The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at The Singing Machine Company, Inc., 6601 Lyons Road, Bldg. A-7, Coconut Creek, Florida 33073, Telephone: (954) 596 -1000.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including, the section entitled "Risk Factors" before deciding to invest in our common stock. The Singing Machine Company, Inc. is referred to throughout this prospectus as "we", “our” or "us."

Our subsidiary and we are primarily engaged in the design, marketing, and sale of consumer karaoke audio equipment, accessories, and musical recordings. Our products are sold directly to distributors and retail customers. Our electronic karaoke machines and audio software products are marketed under The Singing Machine(R), Bratz, MTV, Nickelodeon and Motown trademarks. Our products are sold throughout the United States and Europe, primarily through department stores, lifestyle merchants, mass merchandisers, direct mail catalogs and showrooms, music and record stores, national chains, specialty stores and warehouse clubs. Our karaoke machines and karaoke software are currently sold in such major retail outlets as Best Buy, Costco, Kohl's, J.C. Penney, Radio Shack, Wal-Mart and Sam's Club.

Our corporate offices are located at 6601 Lyons Road, Building A-7, Coconut Creek, Florida 33073, and our telephone number is (954) 596- 1000.

August 2006 Securities Purchase Agreement

On August 9, 2006, we entered into Securities Purchase Agreements with two accredited and/or institutional investors pursuant to which we agreed to sell and issue 2,300,000 shares of common stock, $.01 par value per share (the "Common Shares") for an aggregate purchase price of $1,000,500, or a per share purchase price of $0.435. Subject to customary closing conditions as specified in the purchase agreements, the closing of the offering was subject to the approval of the American Stock Exchange of the listing of the Common Shares. The listing of the Common Shares was approved by The American Stock Exchange on October 4, 2006. In addition, under the purchase agreements we granted the Purchasers "piggy-back" registration rights with respect to the Common Shares on the next registration statement (other than on Form S-8, S-4 or similar Forms) filed by us.

The proceeds in the amount of $1,000,500 were received by us on August 10, 2006. We issued the Common Shares to the investors on October 5, 2006, subsequent to the approval of The American Stock Exchange of the additional listing of the shares as required pursuant to the August 2006 Securities Purchase Agreements.

February 2006 Securities Purchase Agreement

On February 21, 2006, we entered into a Securities Purchase Agreement with koncepts International Limited pursuant to which we agreed to sell and issue 12,875,536 shares of common stock, $.01 par value per share (the "Common Stock"), and 3 common stock purchase warrants to purchase an aggregate of 5,000,000 shares of our common stock for an aggregate purchase price of $3,000,000, or a per share purchase price of $.233. Subject to additional closing conditions as specified in the Purchase Agreement, the closing of the offering was subject to our successful restructuring of our $4,000,000 principal amount subordinated debenture which came due on February 20, 2006, as well as the approval of the American Stock Exchange and the shareholders of Starlight International Holdings Ltd., parent company of the koncepts, as per the requirements of Hong Kong Stock Exchange. On July 25, 2006, we received the approval of the American Stock Exchange.

A portion of the proceeds in the amount of $2,000,000 was received by us on March 9, 2006. The warrants were issued upon the execution of the Agreement. The remainder of the proceeds in the amount of $1,000,000 was received on June 20, 2006 and the shares of common stock purchased by the investor were issued on July 31, 2006, subsequent to the approval of The American Stock Exchange of the additional listing of the shares and the restructuring of the approximately $4,000,000 in outstanding convertible debentures, as required pursuant to the February 2006 Securities Purchase Agreement.

We issued warrants to purchase (i) 2,500,000 shares of our common stock at an exercise price of $.233 per share for one year from the date of issuance, (ii) 1,250,000 shares of our common stock at an exercise price of $.28 per share for three years from the date of issuance, and (iii) 1,250,000 shares of our common stock at an exercise price of $.35 per share for four years from the date of issuance. The warrants are subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, combinations or reclassifications of our common stock or distributions of cash or other assets. Under the terms of the warrants, in no event shall koncepts become the beneficial owner of more than 19.99% of the number of shares of common stock outstanding immediately after giving effect to such issuance. We are not registering any of shares underlying the aforementioned common stock purchase warrants in this prospectus.

In addition, we entered into a Registration Rights Agreement with koncepts on February 21, 2006 pursuant to which we are obligated to file this registration statement on Form S-3 (or if Form S-3 is not then available to us, on such form of registration statement that is available to effect the registration of the Common Stock and the shares of common stock underlying the warrants) within 60 days after the closing date. We must register at least the number of shares of our common stock equal to the Common Stock plus the number of shares necessary to permit the exercise in full of the warrants. In addition, we are obligated to use our best efforts to cause the SEC to declare the registration statement effective no later than 120 days after the filing date. If we do not file the registration statement, or if the SEC does not declare the registration statement effective, within the aforementioned time periods, we are required to make pro rata payments to koncepts, as liquidated damages and not as a penalty, in an amount equal to 1.0% of the aggregate amount invested by koncepts for each 30 day period or pro rata for any portion thereof, following the date by which such registration statement should have been filed or declared effective.

We claim an exemption from the registration requirements of the Act for the private placement of these securities pursuant to Section 4(2) of the Act and/or Regulation D promulgated there under since, among other things, the transaction did not involve a public offering, the investors are accredited investors and/or qualified institutional buyers, the investors had access to information about us and their investment, the investors took the securities for investment and not resale, and we took appropriate measures to restrict the transfer of the securities.

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

RISKS ASSOCIATED WITH OUR BUSINESS

WE HAVE SIGNIFICANT WORKING CAPITAL NEEDS AND IF WE ARE UNABLE TO OBTAIN ADDITIONAL FINANCING, WHEN NEEDED, WE MAY NOT HAVE SUFFICIENT CASH FLOW TO RUN OUR BUSINESS.

As of September 30, 2006, our cash on hand is limited. We need approximately $1.05 million in working capital in order to finance our operations over the next three months. We will finance our working capital needs from the collection of accounts receivable, and sales of existing inventory. As of September 30, 2006, our inventory was valued at approximately $3.1 million. If these sources do not provide us with adequate financing, we may try to seek financing from lenders and investors. If we are not able to obtain adequate financing, when needed, it will have a material adverse effect on our cash flow and our ability to continue as a going concern. If we have a severe shortage of working capital, we may not be able to continue our business operations and may be required to file a petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code or enter into some other form of liquidation or reorganization proceeding.

WE MAY BE DEEMED INSOLVENT AND WE MAY GO OUT OF BUSINESS.

As of September 30, 2006, our cash position is limited and we had negative equity. We are not able to pay all of our creditors on a timely basis. We are not current on our accounts payable of approximately $0.2 million to our factory in China. If we are not able to pay our current debts as they become due, we may be deemed to be insolvent. We may be required to file a petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code or enter into some other form of liquidation or reorganization proceedings.

OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS RAISED SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN AS OF MARCH 31, 2006.

We received a report dated May 26, 2006 from our independent certified public accountants covering the consolidated financial statements for our fiscal year ended March 31, 2006 that included an explanatory paragraph which stated that the financial statements were prepared assuming that we would continue as a going concern. This report stated that our operating performance in fiscal 2006 and our minimal liquidity raised substantial doubt about our ability to continue as a going concern. If we are not able to raise additional capital, we may need to curtail or stop our business operations. We may be required to file a petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code or enter into some other form of liquidation or reorganization proceedings.

A SMALL NUMBER OF OUR CUSTOMERS ACCOUNT FOR A SUBSTANTIAL PORTION OF OUR REVENUES, AND THE LOSS OF ONE OR MORE OF THESE KEY CUSTOMERS COULD SIGNIFICANTLY REDUCE OUR REVENUES AND CASH FLOW.

We rely on a few large customers to provide a substantial portion of our revenues. As a percentage of total revenues, our net sales to our five largest customers during the year ended March 31, 2006 and year ended March 31, 2005 were approximately 56% and 40%, respectively. We do not have long-term contractual arrangements with any of our customers and they can cancel their orders at any time prior to delivery. A substantial reduction in or termination of orders from any of our largest customers would decrease our revenues and cash flow.

WE ARE RELYING ON ONE FACTORY TO MANUFACTURE AND PRODUCE THE MAJORITY OF OUR KARAOKE MACHINES FOR FISCAL 2007, AND IF THE RELATIONSHIP WITH THIS FACTORY IS DAMAGED OR INJURED IN ANY WAY, IT WOULD REDUCE OUR REVENUES AND PROFITABILITY.

We have worked out a written agreement with factories in China to produce most of our karaoke machines for fiscal 2007. We owe one factory approximately $0.2 million as of September 30, 2006 and have worked out a verbal payment plan with it. If the factory is unwilling or unable to deliver our karaoke machines to us, our business will be adversely affected. Because our cash on hand is minimal, we are relying on revenues received from the sale of our ordered karaoke machines to provide cash flow for our operations. If we do not receive cash from these sales, we may not be able to continue our business operations.

WE ARE RELYING ON ONE DISTRIBUTOR TO DISTRIBUTE OUR MUSIC PRODUCTS, IF THE DISTRIBUTION AGREEMENT IS TERMINATED, IT WOULD REDUCE OUR REVENUES AND PROFITABILITY.

We are relying on Warner Elektra Atlantic Corporation (WEA) to distribute our music products in fiscal 2007, if the distribution agreement is terminated, our music revenues might decrease as well as our profitability. Our current distribution agreement expires on August 30, 2007.

WE ARE SUBJECT TO THE RISK THAT SOME OF OUR LARGE CUSTOMERS MAY RETURN KARAOKE PRODUCTS THAT THEY HAVE PURCHASED FROM US AND IF THIS HAPPENS, IT WOULD REDUCE OUR REVENUES AND PROFITABILITY.

In fiscal 2006 and 2005, a number of our customers and distributors returned karaoke products that they had purchased from us. Our customers returned goods valued at approximately $2.4 million, or 7.4% of our net sales in fiscal 2006. Some of the returns resulted from customer's overstock of the products. Although we were not contractually obligated to accept this return of the products, we accepted the return of the products because we valued our relationship with our customers. Because we are dependent upon a few large customers, we are subject to the risk that any of these customers may elect to return unsold karaoke products to us in the future. If any of our customers were to return karaoke products to us, it would reduce our revenues and profitability.

WE ARE SUBJECT TO PRESSURE FROM OUR CUSTOMERS RELATING TO PRICE REDUCTION AND FINANCIAL INCENTIVES AND IF WE ARE PRESSURED TO MAKE THESE CONCESSIONS TO OUR CUSTOMERS, IT WILL REDUCE OUR REVENUES AND PROFITABILITY.

Because there is intense competition in the karaoke industry, we are subject to pricing pressure from our customers. Many of our customers have demanded that we lower our prices or they will buy our competitor's products. If we do not meet our customer's demands for lower prices, we will not sell as many karaoke products. In the fiscal year ended March 31, 2006, our sales to customers in the United States decreased because of increased price competition. We are also subject to pressure from our customers regarding certain financial incentives, such as return credits or large advertising or cooperative advertising allowances, which effectively reduce our profit. We gave advertising allowances in the amount of approximately $0.2 million during fiscal 2006 and approximately $0.6 million during fiscal 2005. We have historically offered advertising allowances to our customers because it is standard practice in the retail industry.

WE EXPERIENCE DIFFICULTY FORECASTING THE DEMAND FOR OUR KARAOKE PRODUCTS AND IF WE DO NOT ACCURATELY FORECAST DEMAND, OUR REVENUES, NET INCOME AND CASH FLOW MAY BE AFFECTED.

Because of our reliance on manufacturers in China for our machine production, our production lead times range from one to four months. Therefore, we must commit to production in advance of customers orders. It is difficult to forecast customer demand because we do not have any scientific or quantitative method to predict this demand. Our forecasting is based on management's general expectations about customer demand, the general strength of the retail market and management's historical experiences. We overestimated demand for our products in fiscal 2003 and 2004 and had approximately $5.9 million in inventory as of March 31, 2004. Because of this excess inventory, we had liquidity problems in fiscal 2005 and our revenues, net income and cash flow were adversely affected.

WE ARE SUBJECT TO THE COSTS AND RISKS OF CARRYING INVENTORY FOR OUR CUSTOMERS AND IF WE HAVE TOO MUCH INVENTORY, IT WILL AFFECT OUR REVENUES AND NET INCOME.

Many of our customers place orders with us several months prior to the holiday season, but they schedule delivery two or three weeks before the holiday season begins. As such, we are subject to the risks and costs of carrying inventory during the time period between the placement or the order and the delivery date, which reduces our cash flow. As of September 30, 2006 we had approximately $3.1 million in inventory on hand. It is important that we sell this inventory during fiscal 2007, so we have sufficient cash flow for operations.

OUR GROSS PROFIT MARGINS HAVE DECREASED OVER THE PAST YEAR AND WE EXPECT A COMPETITIVE MARKET.

Over the past year, our gross profit margins have generally decreased due to the competition except for fiscal 2005 when we had developed several new models, which were in demand and yielded higher profit margins. We expect that our gross profit margin might decrease under downward pressure in fiscal 2007.

OUR BUSINESS IS SEASONAL AND THEREFORE OUR ANNUAL OPERATING RESULTS WILL DEPEND, IN LARGE PART, ON OUR SALES DURING THE RELATIVELY BRIEF HOLIDAY SEASON.

Sales of consumer electronics and toy products in the retail channel are highly seasonal, with a majority of retail sales occurring during the period from September through December in anticipation of the holiday season, which includes Christmas. A substantial majority of our sales occur during the second quarter ending September 30 and the third quarter ending December 31. Sales in our second and third quarter, combined, accounted for approximately 87.9%, 86.7% and 87.2% of net sales in fiscal 2006, 2005 and 2004, respectively.

IF WE ARE UNABLE TO COMPETE IN THE KARAOKE PRODUCTS CATEGORY, OUR REVENUES AND NET PROFITABILITY WILL BE REDUCED.

Our major competitor for karaoke machines and related products is Memorex. We believe that competition for karaoke machines is based primarily on price, product features, reputation, delivery times, and customer support. Our primary competitors for producing karaoke music are Compass, Pocket Songs, Sybersound, UAV and Sound Choice. We believe that competition for karaoke music is based primarily on popularity of song titles, price, reputation, and delivery times. To the extent that we lower prices to attempt to enhance or retain market share, we may adversely impact our operating margins. Conversely, if we opt not to match competitor's price reductions we may lose market share, resulting in decreased volume and revenue. To the extent our leading competitors reduce prices on their karaoke machines and music, we must remain flexible to reduce our prices. If we are forced to reduce our prices, it will result in lower margins and reduced profitability. Because of intense competition in the karaoke industry in the United States during fiscal 2006, we expect that the intense pricing pressure in the low end of the market will continue in the karaoke market in the United States in fiscal 2007. In addition, we must compete with all the other existing forms of entertainment including, but not limited to: motion pictures, video arcade games, home video games, theme parks, nightclubs, television, prerecorded tapes, CD's and video cassettes.

IF WE ARE UNABLE TO DEVELOP NEW KARAOKE PRODUCTS, OUR REVENUES MAY NOT CONTINUE TO GROW.

The karaoke industry is characterized by rapid technological change, frequent new product introductions and enhancements and ongoing customer demands for greater performance. In addition, the average selling price of any karaoke machine has historically decreased over its life, and we expect that trend to continue. As a result, our products may not be competitive if we fail to introduce new products or product enhancements that meet evolving customer demands. The development of new products is complex, and we may not be able to complete development in a timely manner. To introduce products on a timely basis, we must:

•	accurately define and design new products to meet market needs;

•	design features that continue to differentiate our products from those of our competitors;

•	transition our products to new manufacturing process technologies;

•	identify emerging technological trends in our target markets;

•	anticipate changes in end-user preferences with respect to our customers' products;

•	bring products to market on a timely basis at competitive prices; and

•	respond effectively to technological changes or product announcements by others.

We believe that we will need to continue to enhance our karaoke machines and develop new machines to keep pace with competitive and technological developments and to achieve market acceptance for our products. At the same time, we need to identify and develop other products which may be different from karaoke machines.

OUR PRODUCTS ARE SHIPPED FROM CHINA AND ANY DISRUPTION OF SHIPPING COULD PREVENT OR DELAY OUR CUSTOMERS' RECEIPT OF INVENTORY.

We rely principally on four contract ocean carriers to ship virtually all of the products that we import to our warehouse facility in Compton, California. Retailers that take delivery of our products in China rely on a variety of carriers to import those products. Any disruptions in shipping, whether in California or China, caused by labor strikes, other labor disputes, terrorism, and international incidents may prevent or delay our customers' receipt of inventory. If our customers do not receive their inventory on a timely basis, they may cancel their orders or return products to us. Consequently, our revenues and net income would be reduced.

OUR MANUFACTURING OPERATIONS ARE LOCATED IN THE PEOPLE'S REPUBLIC OF CHINA, SUBJECTING US TO RISKS COMMON IN INTERNATIONAL OPERATIONS. IF THERE IS ANY PROBLEM WITH THE MANUFACTURING PROCESS, OUR REVENUES AND NET PROFITABILITY MAY BE REDUCED.

We are using six factories in the People's Republic of China to manufacture our karaoke machines. These factories will be producing approximately 98% of our karaoke products in fiscal 2007. Our arrangements with these factories are subject to the risks of doing business abroad, such as import duties, trade restrictions, work stoppages, and foreign currency fluctuations, limitations on the repatriation of earnings and political instability, which could have an adverse impact on our business. Furthermore, we have limited control over the manufacturing processes themselves. As a result, any difficulties encountered by our third-party manufacturers that result in product defects, production delays, cost overruns or the inability to fulfill orders on a timely basis could adversely affect our revenues, profitability and cash flow. Also, since we do not have written agreements with any of these factories, we are subject to additional uncertainty if the factories do not deliver products to us on a timely basis.

WE DEPEND ON THIRD PARTY SUPPLIERS FOR PARTS FOR OUR KARAOKE MACHINES AND RELATED PRODUCTS, AND IF WE CANNOT OBTAIN SUPPLIES AS NEEDED OUR OPERATIONS WILL BE SEVERELY DAMAGED .

Our growth and ability to meet customer demand depends in part on our capability to obtain timely deliveries of karaoke machines and our electronic products. We rely on third party suppliers to produce the parts and materials we use to manufacture and produce these products. If our suppliers are unable to provide our factories with the parts and supplies, we will be unable to produce our products. We cannot guarantee that we will be able to purchase the parts we need at reasonable prices or in a timely fashion. In the last several years, there have been shortages of certain chips that we use in our karaoke machines. If we are unable to anticipate any shortages of parts and materials in the future, we may experience severe production problems, which would impact our sales.

CONSUMER DISCRETIONARY SPENDING MAY AFFECT KARAOKE PURCHASES AND IS AFFECTED BY VARIOUS ECONOMIC CONDITIONS AND CHANGES.

Our business and financial performance may be damaged more than most companies by adverse financial conditions affecting our business or by a general weakening of the economy. Purchases of karaoke machines and music are considered discretionary for consumers. Our success will therefore be influenced by a number of economic factors affecting discretionary and consumer spending, such as employment levels, business, interest rates, and taxation rates, all of which are not under our control. Additionally, other extraordinary events such as terrorist attacks or military engagements, which adversely affect the retail environment may restrict consumer spending and thereby adversely affect our sales growth and profitability.

WE MAY HAVE INFRINGED THE COPYRIGHTS OF CERTAIN MUSIC PUBLISHERS AND IF WE VIOLATE FEDERAL COPYRIGHT LAWS, WE WILL BE SUBJECT TO MONETARY PENALTIES.

Over the past several years, we (like our competitors) has received notices from certain music publishers alleging that the full range of necessary rights in their copyrighted works has not been properly licensed in order to sell those works as part of products known as "compact discs with graphics" ("CDG"s). CDG's are compact discs which contain the musical recordings of karaoke songs and graphics which contain the lyrics of the songs. Singing Machine has negotiated licenses with the complaining parties, or is in the process of settling such claims, with each one of the complaining copyright owners. As with any alleged copyright violations, unlicensed users may be subject to damages under the U.S. Copyright Act. Such damages and claims could have a negative effect on our ability to sell its music products to its customers if left unchecked or unresolved, the reason we pursue licenses so diligently.

WE MAY BE SUBJECT TO CLAIMS FROM THIRD PARTIES FOR UNAUTHORIZED USE OF THEIR PROPRIETARY TECHNOLOGY, COPYRIGHTS OR TRADE SECRETS AND ANY CLAIMS ASSERTED AGAINST US COULD AFFECT OUR NET PROFITABILITY.

We believe that we independently developed the technology used in our electronic and audio software products and that it does not infringe on the proprietary rights, copyrights or trade secrets of others. However, we cannot assure you that we have not infringed on the proprietary rights of third parties or those third parties will not make infringement violation claims against us. During fiscal 2000, Tanashin Denki, Ltd., a Japanese company that holds a patent on a cassette tape drive mechanism alleged that some of our karaoke machines violated their patents. We settled the matters with Tanashin in December 1999. Subsequently in December 2002, Tanashin again alleged that some of our karaoke machines violated their patents. We entered into another settlement agreement with them in May 2003. In addition to Tanashin, we could receive infringement claims from other third parties. Any infringement claims may have a negative effect on our profitability and financial condition.

WE ARE EXPOSED TO THE CREDIT RISK OF OUR CUSTOMERS, WHO ARE EXPERIENCING FINANCIAL DIFFICULTIES, AND IF THESE CUSTOMERS ARE UNABLE TO PAY US, OUR REVENUES AND PROFITABILITY WILL BE REDUCED.

We sell products to retailers, including department stores, lifestyle merchants, direct mail retailers, which are catalogs and showrooms, national chains, specialty stores, and warehouse clubs. Some of these retailers, such as K-Mart, FAO Schwarz and KB Toys, have engaged in leveraged buyouts or transactions in which they incurred a significant amount of debt, and operated under the protection of bankruptcy laws. As of September 30, 2006, we are aware of only three customers, FAO Schwarz, Musicland and KB Toys, which are operating under the protection of bankruptcy laws. Deterioration in the financial condition of our customers could result in bad debt expense to us and have a material adverse effect on our revenues and future profitability.

A DISRUPTION IN THE OPERATION OF OUR WAREHOUSE CENTERS IN CALIFORNIA OR FLORIDA COULD IMPACT OUR ABILITY TO DELIVER MERCHANDISE TO OUR STORES, WHICH COULD ADVERSELY AFFECT OUR REVENUES AND PROFITABILITY.

A significant amount of our merchandise is shipped to our customers from one of our two warehouses, which are located in Compton, California, and Coconut Creek, Florida. Events such as fire or other catastrophic events, any malfunction or disruption of our centralized information systems or shipping problems may result in delays or disruptions in the timely distribution of merchandise to our customers, which could substantially decrease our revenues and profitability.

OUR BUSINESS OPERATIONS COULD BE DISRUPTED IF THERE ARE LABOR PROBLEMS ON THE WEST COAST.

During fiscal 2006, approximately 33% of our sales were domestic warehouse sales, which were made from our warehouses in California and Florida. During the third quarter of fiscal 2003, the dock strike on the West Coast affected sales of two of our karaoke products and we estimate that we lost between approximately $3 and $5 million in orders because we could not get the containers of these products off the pier. If another strike or work slow-down occurs and we do not have a sufficient level of inventory, a strike or work slow-down would result in increased costs to us and may reduce our profitability.

RISKS ASSOCIATED WITH OUR CAPITAL STRUCTURE

THE MARKET PRICE OF OUR COMMON STOCK MAY BE VOLATILE WHICH MAY CAUSE INVESTORS TO LOSE ALL OR A PORTION OF THEIR INVESTMENT.

From December 1, 2004 through September 30, 2006, our common stock has traded between a high of $.95 and a low of $0.25. During this period, we had liquidity problems and incurred a net loss of approximately $1.9 million in fiscal 2006 and loss of approximately $3.6 million in fiscal 2005. Our stock price may continue to be volatile based on similar or other adverse developments in our business. In addition, the stock market periodically experiences significant adverse price and volume fluctuations which may be unrelated to the operating performance of particular companies.

IF INVESTORS SHORT OUR SECURITIES, IT MAY CAUSE OUR STOCK PRICE TO DECLINE.

During the past year, a number of investors have held a short position in our common stock. As of September 12, 2006, investors hold a short position in approximate 223,000 shares of our common stock which represents 4.0% of our public float. The anticipated downward pressure on our stock price due to actual or anticipated sales of our stock by some institutions or individuals who engage in short sales of our common stock could cause our stock price to decline. Additionally, if our stock price declines, it may be more difficult for us to raise capital.

OUR COMMON STOCK MAY BE DELISTED FROM THE AMERICAN STOCK EXCHANGE, WHICH MAY HAVE A MATERIAL ADVERSE IMPACT ON THE PRICING AND TRADING OF OUR COMMON STOCK.

On August 31, 2006, we received notice from the American Stock Exchange (the “AMEX”), Listing Qualifications Department, stating that we do not meet certain of the AMEX’s continued listing standards as set forth in Part 10 of the AMEX Company Guide and that we have become subject to the continued listing evaluation and follow-up procedures and requirements of Section 1009 of the Company Guide.

Pursuant to a review by the AMEX of our 10-K for the fiscal year ended March 31, 2006, the AMEX has determined that we are not in compliance with Section 1003(a)(ii) of the Company Guide, which states, in relevant part, that the AMEX will normally consider suspending dealings in, or removing from the list, securities of a company which has stockholders' equity of less than $4,000,000 if such company has sustained losses from continuing operations and/or net losses in three of its four most recent fiscal years.

We submitted the response to the AMEX on October 2, 2006 advising the AMEX of actions that we will take, which may bring us into compliance with Section 1003 (a)(ii) of the Company Guide within a maximum of 18 months from July 18, 2005. The AMEX would review our response and determine whether to grant us additional time to meet the Section 1003(a)(ii) listing requirement. If the AMEX does not approve of our plan, or if AMEX approves of the plan but we fail to regain compliance, this will likely result in the AMEX initiating delisting proceedings pursuant to Section 1009 of the Company Guide. Further, if our common stock is removed from listing on AMEX, it may become more difficult for us to raise funds through the sales of our common stock or securities.

IF OUR OUTSTANDING DERIVATIVE SECURITIES ARE EXERCISED OR CONVERTED, OUR EXISTING SHAREHOLDERS WILL SUFFER DILUTION.

As of September 30, 2006, there were outstanding stock options to purchase an aggregate of 1,730,690 shares of common stock at exercise prices ranging from $.32 to $11.09 per share, not all of which are immediately exercisable. The weighted average exercise price of the outstanding stock options is approximately $1.13 per share. As of September 30, 2006, there were outstanding immediately exercisable options to purchase an aggregate of 518,660 shares of our common stock. There were outstanding stock warrants to purchase 5,000,000 shares of common stock at exercise prices ranging from $.23 to $.35 per share, all of which are exercisable. The weighted average exercise price of the outstanding stock warrants is approximately $0.48 per share.

FUTURE SALES OF OUR COMMON STOCK HELD BY CURRENT STOCKHOLDERS AND INVESTORS MAY DEPRESS OUR STOCK PRICE.

As of September 30, 2006, there were 25,274,883 shares of our common stock outstanding. We have filed two registration statements registering an aggregate 3,794,250 of shares of our common stock (a registration statement on Form S-8 to register the sale of 1,844,250 shares underlying options granted under our 1994 Stock Option Plan and a registration statement on Form S-8 to register 1,950,000 shares of our common stock underlying options granted under our Year 2001 Stock Option Plan). An additional registration statement on Form S-1 was filed in October 2003, registering an aggregate of 2,795,465 shares of our common stock. The market price of our common stock could drop due to the sale of large number of shares of our common stock, such as the shares sold pursuant to the registration statements or under Rule 144, or the perception that these sales could occur.

OUR STOCK PRICE MAY DECREASE IF WE ISSUE ADDITIONAL SHARES OF OUR COMMON STOCK.

Our Certificate of Incorporation authorizes the issuance of 100,000,000 shares of common stock as amended in January 2006. As of September 30, 2006, we had 25,274,883 shares of common stock issued and outstanding and an aggregate of 5,576,515 shares issuable under our outstanding options and warrants. As such, our Board of Directors has the power, without stockholder approval, to issue up to 69,467,732 shares of common stock.

Any issuance of additional shares of common stock, whether by us to new stockholders or the exercise of outstanding warrants or options, may result in a reduction of the book value or market price of our outstanding common stock. Issuance of additional shares will reduce the proportionate ownership and voting power of our then existing stockholders.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAKE IT DIFFICULT FOR A THIRD PARTY TO ACQUIRE OUR COMPANY AND COULD DEPRESS THE PRICE OF OUR COMMON STOCK.

Delaware law and our certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of our company or a change in our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions of our restated certificate of incorporation include: authorizing our board of directors to issue additional preferred stock, limiting the persons who may call special meetings of stockholders, and establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

FORWARD-LOOKING STATEMENTS

We and our representatives may from time to time make written or oral statements that are "forward-looking," including statements contained in this prospectus and other filings with the Securities and Exchange Commission, reports to our stockholders and news releases. All statements that express expectations, estimates, forecasts or projections are forward-looking statements within the meaning of the Act. In addition, other written or oral statements which constitute forward-looking statements may be made by us or on our behalf. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "projects," "forecasts," "may," "should," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in or suggested by such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock in this offering.

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders.

The following table also sets forth the name of each person who we are registering for the future resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name	Number*	Percent(1)	Total Shares Registered	Number	Percent
Timemate Industries Limited Fund Ltd. (3)	920,000	3.64%	920,000	-0-	0.0%

Gentle Boss Investments Ltd. (4)	1,380,000	5.46%	1,380,000	-0-	0.0%
koncepts International Limited (2)	5,052,449	19.99%	7,582,464	10,293,072	40.7%

	7,352,449	29.09%	9,882,464	10,293,072	40.7%

* The selling stockholder has contractually agreed to restrict its ability to exercise its warrants, which we issued pursuant to our February 2006 Securities Purchase Agreement and which we are not registering in this prospectus, and receive shares of our common stock such that the number of shares of common stock held by the selling stockholder in the aggregate and its affiliates after such exercise does not exceed 19.99% of the then issued and outstanding shares of common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the table for the selling stockholder exceeds the number of shares of common stock that the selling stockholder could own beneficially at any given time through its ownership of the warrants. In that regard, the beneficial ownership of the common stock by the selling stockholder set forth in the table is not determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(1) Based upon 25,274,883 shares of common stock issued and outstanding as of September 30, 2006 and does not assume the increase in the number of shares outstanding by reason of the exercise of warrants pursuant to which the shares of common stock listed in this table may have been issued.

(2) Represents shares of common stock. In accordance with rule 13d-3 under the securities exchange act of 1934, Philip Lau may be deemed a control person, with voting and investment control, of the shares owned by such entity. The selling stockholder has notified us that they are not broker-dealers and/or affiliates of broker-dealers.

(3) Represents shares of common stock. In accordance with rule 13d-3 under the securities exchange act of 1934, Stephen Chow may be deemed a control person, with voting and investment control, of the shares owned by such entity. The selling stockholder has notified us that they are not broker-dealers and/or affiliates of broker-dealers.

(4) Represents shares of common stock. In accordance with rule 13d-3 under the securities exchange act of 1934, Hamen Fan may be deemed a control person, with voting and investment control, of the shares owned by such entity. The selling stockholder has notified us that they are not broker-dealers and/or affiliates of broker-dealers.

PLAN OF DISTRIBUTION

Each selling stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the trading market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations there under, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

DESCRIPTION OF SECURITIES BEING REGISTERED

COMMON STOCK

We are authorized to issue up to 100,000,000 shares of our common stock, par value $0.01 per share. The holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available. In the event of liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and, except as noted herein, there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and nonassessable.

LEGAL MATTERS

Sichenzia Ross Friedman Ference LLP, New York, New York will issue an opinion with respect to the validity of the shares of common stock being offered hereby.   In the past, a member of Sichenzia Ross Friedman Ference LLP has received shares of common stock from us as consideration for legal services performed on our behalf. We are not registering any shares of common stock in this prospectus on behalf of such member of Sichenzia Ross Friedman Ference LLP.
EXPERTS

Berkovits, Lago & Company, LLP, Independent Registered Public Accountants, have audited, as set forth in their report thereon incorporated by reference herein, our financial statements for the years ended March 31, 2006 and 2005. The financial statements referred to above are incorporated by reference in this prospectus with reliance upon the auditors' opinion based on their expertise in accounting and auditing.

Prospective investors may rely only on the information contained in this prospectus. Neither The Singing Machine Company, Inc. nor the selling stockholders have authorized anyone to provide prospective investors with information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy the shares in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the shares.

THE SINGING MACHINE COMPANY, INC.

Common Stock
$0.01 Par Value

PROSPECTUS

April 16, 2007